

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2020

John P. Love
Chief Executive Officer
United States Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, California 94596

>   **Re: United States Oil Fund, LP**
>   **Registration Statement on Form S-3**
>   **Filed March 19, 2020**
>   **File No. 333-237290**

Dear Mr. Love:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Julia Griffith at 202-551-3267 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance